June 11, 2010	Martin R. Rosenbaum Direct Phone: 612-672-8326 Direct Fax: 612-642-8326 Martin.Rosenbaum@maslon.com

Via EDGAR

John Stickel
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
ante5, Inc. (the "Company")
Registration Statement on Form 10
Filed April 23, 2010
File No. 000-53952

Dear Mr. Stickel:

        Contemporaneously with the filing of this correspondence, the Company is filing both clean and marked versions of Amendment No. 4 to the Registration Statement on Form 10, which Registration Statement was initially filed by the Company with the Securities and Exchange Commission (the "Commission") on April 23, 2010 (the "Registration Statement"). Amendment No. 4 includes an amended preliminary Information Statement (the "Information Statement") as Exhibit 99.1. The marked version of Amendment No. 4 shows changes made to Amendment No. 3 to the Registration Statement filed June 10, 2010.

        On behalf of the Company, the undersigned respectfully requests that the Registration Statement be declared effective at 2:00 p.m. Washington, D.C. time, on Friday, June 11, 2010, or as soon thereafter as is practicable.

        In connection with this request, the Company hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

John Stickel
Division of Corporation Finance
June 11, 2010

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

        Please contact the undersigned at (612) 672-8326 as soon as possible if you have any questions with respect to the Registration Statement or our acceleration request.

Very truly yours,

/s/ Martin R. Rosenbaum
Martin R. Rosenbaum

cc:
Brian Murphy, Division of Investment Management, SEC
Steven Lipscomb, Chief Executive Officer, ante5, Inc.
William M. Mower, Esq.
David Polgreen, Esq.